Mail Stop 4561

December 11, 2006

Mahendra Negi
Chief Financial Officer
Trend Micro Incorporated
Shinjuku MAYNDS Tower, 1-1
Yoyogi 2-chome
Shibuya-ku, Tokyo 151-0053, Japan

> **Re:** **Trend Micro Incorporated**
> **Forms 6-K filed on July 27, 2006 and August 10, 2006**
> **File No. 333-10486**

Dear Mr. Negi:

We have reviewed your response letter dated October 31, 2006 and the above referenced filing and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 6-K filed on July 27 and August 10, 2006

1.   We are considering your response to comment number 1 in our letter dated August 17, 2006 and request that you address the following comments in order that we may complete our assessment:

   a.   With regard to the application of fixed ratios to arrangement fees to determine PCS deferrals, please demonstrate how this ratio is computed. That is, provide a representative example of a customer agreement from which we can clearly discern the basis for your ratios. Further, tell us how

you determine the renewal rate for your PCS services. We note from your
response that you determined that the fair value of the PCS services
included in your initial license fee is based on "PCS renewal fees."
Clarify whether the allocation is based on the ratio and identify both the
numerator and the denominator. That is, is the numerator the list price or
the renewal rate stated in the arrangement? Is the denominator the license
fee or the total arrangement fee?

b.   Tell us if you provide discounts to customers who purchase your software
products. If so describe your accounting policies with regard to
discounting and how such policies interact with your application of the
residual method set forth in SOP 98-9. Also tell us how your discounting
policies are considered, and what impact they have if any, on the
computation of the PCS deferral ratios discussed in comment 1a above.
Tell us what consideration you have given to disclosing your discounting
policy within your annual financial statement footnotes. If you consider
these disclosures to be immaterial to the financial statements as a whole,
provide us with your SAB 99 analysis supporting such conclusions.

 Please respond to this comment within 10 business days or tell us when you will provide
us with a response. Please submit all correspondence and supplemental materials on
EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with
marked copies of any amendment to expedite our review. Please furnish a cover letter
with any amendment that keys your responses to our comment and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing any amendment and
your responses to our comment.

        You may contact Jason Niethamer at 202-551-3855, Tammy Tangen at 202-551-
3443 or me at 202-551-3730 if you have questions regarding the above comments.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief